Filed by Versa Bancorp

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: VersaBank

Commission File No.: 001-40805

FOR IMMEDIATE RELEASE: August 25, 2026

VERSABANK ANNOUNCES SIGNING OF REORGANIZATION AGREEMENT AND FILING AND MAILING OF MATERIALS FOR SPECIAL MEETING OF SHAREHOLDERS TO APPROVE PROPOSED REORGANIZATION

– Board of Directors Unanimously Recommends Shareholders Vote FOR the Proposed Reorganization –

LONDON, ON – VersaBank (or the “Bank”) (TSX: VBNK; NASDAQ: VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today announced its management information circular (the “Circular”) and related materials in connection with the Bank’s upcoming special meeting of shareholders (the “Meeting”) to consider and vote on its proposed plan to realign its corporate structure to a standard U.S. bank framework (the "Reorganization") have been filed publicly and are being mailed to shareholders. Shareholders of record of the Bank at the close of business on August 10, 2026 will receive notice of and be entitled to vote at the Meeting.

As previously announced, VersaBank will hold a special meeting for its shareholders to consider and vote on the Reorganization. The Meeting will be held in person at 1979 Otter Place, London, Ontario on September 16, 2026, at 10:30 a.m. ET.

As a critical step towards effecting the Reorganization and as contemplated in the Registration Statement, VersaBank and Versa Bancorp have signed the Reorganization Agreement setting out the terms and conditions of the Reorganization.

BOARD UNANIMOUSLY RECOMMENDS SHAREHOLDERS VOTE “FOR” THE PROPOSED REORGANIZATION

VersaBank’s Board of Directors unanimously recommends that shareholders vote “FOR” the proposed reorganization. Shareholders’ votes are very important. Whether or not shareholders plan to attend the Meeting, they are encouraged to take appropriate action to ensure their shares are represented at the Meeting.

ABOUT THE PROPOSED REORGANIZATION

VersaBank’s proposed Reorganization, among other things, will result in Versa Bancorp (“the Parent”) becoming the direct or indirect holding company of VersaBank and VersaBank USA National Association. The purpose of the Meeting is to obtain shareholder approval to effect the Reorganization following which Versa Bancorp will succeed VersaBank as the publicly traded company in which existing shareholders hold their equity interests. The registration statement relating to the Reorganization that was declared effective by the US Securities and Exchange Commission (“SEC”) on August 4, 2026 (the “Registration Statement”) contains the Circular and a Prospectus in connection with the Reorganization. Shareholders are urged to review the final version of the Circular and Prospectus.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Reorganization, the Parent has filed the Registration Statement. SHAREHOLDERS OF VERSABANK AND OTHER INTERESTED PERSONS ARE ADVISED TO READ THE REGISTRATION STATEMENT, ANY AMENDMENTS THERETO, THE PROSPECTUS/CIRCULAR AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AND THE SECURITIES COMMISSIONS OR SIMILAR SECURITIES REGULATORY AUTHORITIES IN EACH OF THE PROVINCES AND TERRITORIES OF CANADA IN CONNECTION WITH THE REORGANIZATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VERSABANK, VERSA BANCORP AND THE REORGANIZATION. HOWEVER, THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE REORGANIZATION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE REORGANIZATION. The Registration Statement, the Prospectus/Circular, and other relevant documents have been mailed to the shareholders of VersaBank as of August 10, 2026. Shareholders and other interested persons will also be able to obtain copies of the Registration Statement, the Prospectus/Circular, and other documents filed by VersaBank with the SEC and with the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, and as applicable, on SEDAR+ at www.sedarplus.ca. Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to VersaBank, 140 Fullarton Street, Suite 2002, London, Ontario N6A 5P2, Attention: Investor Relations, Telephone: 800-244-1509.

PARTICIPANTS IN SOLICITATION

VersaBank, the Parent and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals relating to the Reorganization. Information regarding the directors and executive officers of VersaBank, the Parent and other participants in the proxy solicitation and a description of their respective direct and indirect interests, by security holdings or otherwise, are available in the Registration Statement with respect to the Reorganization filed with the SEC. Investors should read the Registration Statement and the Prospectus/Circular carefully before making any voting or investment decisions. Free copies of these materials from VersaBank may be obtained as indicated above.

NO OFFER OR SOLICITATION

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Reorganization. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

ABOUT VERSABANK

VersaBank is a North American bank with a difference. Federally chartered in both Canada and the U.S., VersaBank has a branchless, digital, business-to-business model based on its proprietary technology designed to address underserved segments of the banking industry. VersaBank obtains substantially all of its deposits and undertakes the majority of its funding activities electronically through financial intermediary partners. In August 2024, VersaBank launched its unique Structured Receivable Program funding solution for point-of-sale finance companies, which has been deployed in Canada for over 15 years, to the U.S. market. VersaBank also owns Minnesota-based DRT Cyber Inc., which provides cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. Through DRT Cyber Inc., VersaBank owns proprietary intellectual property and technology designed to enable the next generation of digital assets for the banking and financial community, including the Bank’s proprietary Real Bank Tokenized DepositsTM.

VersaBank’s Common Shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK.

FORWARD-LOOKING STATEMENTS

VersaBank’s public communications often include written or oral forward-looking statements. Statements of this type are included in this press release and may also be included in other securities filings or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this press release that relate to future events or future performance are forward-looking statements, including statements regarding the nature and timing of the Meeting, our ability to obtain any required regulatory approvals, the impact of the Reorganization on VersaBank and its shareholders and other matters relating to the Reorganization.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are beyond VersaBank’s control. There is a risk that predictions, forecasts, projections and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements, as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such statements. These factors include, but are not limited to: the strength of the Canadian and US economies in general and the local economies within which VersaBank operates; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in laws, including trade laws and tariffs, and regulations applicable to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts and related effects on global supply chains and markets; the impact of outbreaks of disease or illness affecting local, national or international economies; the possible effects of terrorist activities; natural disasters and disruptions to public infrastructure (including transportation, communications, power or water supply); and VersaBank’s ability to anticipate and manage the risks associated with these factors.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors as well as other uncertainties and potential events. The forward-looking information contained in this press release is presented to assist VersaBank shareholders and others in understanding VersaBank’s financial position and may not be appropriate for any other purposes. Except as required by applicable securities laws, VersaBank does not undertake to update any forward-looking statement contained in this press release or made from time to time by VersaBank or on its behalf.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Lawrence Chamberlain

Global Senior Vice President, Investor and Stakeholder Relations

(416) 540-7486

lawrencec@versabank.com

3